COBHAM



**Cobham plc**, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20171

12th January 2007



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

Dear Sirs

**Securities Exchange Act 1934 Rule 12g3-2(b)**
**Issuer: Cobham plc**
**File no: 8234923**

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. 2 x Notice of allotment of shares or securities on Form 88(2) dated 9 January 2007.
2. 5 x General Purposes Committee resolution allotting securities dated 9 January 2007.
3. Stock Exchange announcement dated 5 January 2007 relating to directorate change.
4. Stock Exchange announcement dated 9 January 2007 relating to contract award.
5. Stock Exchange announcement dated 10 January 2007 relating to director/pdmr shareholding.
6. Stock Exchange announcement dated 10 January 2007 relating to additional listing.
7. Stock Exchange announcement dated 10 January 2007 relating to total voting rights.

If you have any questions or comments, please contact me at +44 (0)1202 857552.



Yours faithfully
**for Cobham plc**

**J M Pope**
**Company Secretary/Solicitor**

SECRETARIAT

*Please complete in typescript, or in bold black capitals*
CHFP029

File No. 8234923

RECEIVED
2007 JAN 19 A 10: 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# 88(2)

## Return of Allotment of Shares

**Company Number** 30470

**Company name in full** Cobham plc

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 09 | 01 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary 2.5p, £, | | |
| Number allotted | 213,000 | | |
| Nominal value of each share | £ 0.025 | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £ 0.025 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

File No. 8234923

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) | Class of shares allotted | Number allotted |
| Address: 20 FENCHURCH STREET, LONDON, ENGLAND | Ordinary 2.5p, £, | 115,860 |
| UK Postcode EC3P 3DB | | |
| Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) | Class of shares allotted | Number allotted |
| Address: 20 FENCHURCH STREET, LONDON, ENGLAND | Ordinary 2.5p, £, | 97,140 |
| UK Postcode EC3P 3DB | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed JM Pope Date 9/1/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

SECRETARIAT

*Please complete in typescript, or in bold black capitals*
CHFP029

File No. 8234923

1x SAYE

# 88(2)

RECEIVED
2007 JAN 19 A 10:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

## Return of Allotment of Shares

**Company Number** 30470

**Company name in full** Cobham plc

**Shares allotted (including bonus shares):**

| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | From Day | Month | Year | To Day | Month | Year |
|---|---|---|---|---|---|---|
| | 09 | 01 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary 2.5p, £, | | |
| Number allotted | 108,543 | | |
| Nominal value of each share | £ 0.025 | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £ 0.025 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

## Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING<br>Address:<br>UK Postcode | Class of shares allotted: Ordinary 2.5p, £, | Number allotted: 79,833 ✓ |
| Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)<br>Address: 20 FENCHURCH STREET, LONDON, ENGLAND<br>UK Postcode EC3P 3DB | Class of shares allotted: Ordinary 2.5p, £, | Number allotted: 12,240 ✓ |
| Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)<br>Address: 20 FENCHURCH STREET, LONDON, ENGLAND<br>UK Postcode EC3P 3DB | Class of shares allotted: Ordinary 2.5p, £, | Number allotted: 16,470 ✓ |
| Name:<br>Address:<br>UK Postcode | Class of shares allotted: | Number allotted: |
| Name:<br>Address:<br>UK Postcode | Class of shares allotted: | Number allotted: |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] JM POPE Date 10/1/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

| Closure report: | 4th January 2007 | | | | | | | | | | | | | Schedule 1.1 to | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Originator: | Yorkshire Building Society | | | | | | | | | | | | | General Purposes Committee Minute dated 9th January 2007 | | | |
| AccountNumber | GrantDate | Term | Option Price | Share Premium | Title | Surname | Initials | Employee Number | Exercised Shares | Cost | Address1 | Address2 | Address3 | Address4 | Postcode | Forenames | Location |
| 008870684665 | 161104 | 5 | 1.076 | 1.051 | MR | BARTRAM | H | 029 | 560 | 602.56 | 26 INGSGARTH | PICKERING | | | YO18 8DA | HOWARD | SAL |
| 004830761263 | 141102 | 5 | 0.769 | 0.744 | MR | BARTRAM | HJ | 029 | 1160 | 892.04 | 26 INGSGARTH | PICKERING | | | YO18 8DA | HOWARD JAMES | SAL |
| 005175604564 | 141103 | 5 | 0.939 | 0.914 | MR | BARTRAM | HJ | 029 | 1120 | 1051.68 | 26 INGSGARTH | PICKERING | | | YO18 8DA | HOWARD JAMES | SAL |
| 001410515862 | 121101 | 5 | 0.84 | 0.815 | MR | BARTRAM | HJ | | 1270 | 1066.80 | 26 INGSGARTH | PICKERING | | | YO18 8DA | HOWARD JAMES | SAL |
| 005175632064 | 141103 | 5 | 0.939 | 0.914 | MR | BRISBY | AJ | 720 | 730 | 685.47 | 29 FIRTHLAND ROAD | PICKERING | | | YO18 8BZ | ANDREW JAMES | SAL |
| 008870662565 | 161104 | 3 | 1.076 | 1.051 | MR | BRISBY | AJ | 720 | 680 | 731.68 | 29 FIRTHLAND ROAD | PICKERING | | | YO18 8BZ | ANDREW JAMES | SAL |
| 008879271865 | 161104 | 5 | 1.076 | 1.051 | MR | BROWN | S | | 2270 | 2442.52 | ALDERSON HOUSE | KIRKBY MILLS | KIRKBYMOORSIDE | YORK | YO62 6NP | STUART | SAL |
| 004830757463 | 141102 | 5 | 0.769 | 0.744 | MR | CANFIELD | RG | 022 | 900 | 692.10 | 115 WESTGATE | PICKERING | | | YO18 8BB | RAYMOND GORDON | SAL |
| 005777242566 | 151105 | 5 | 1.24 | 1.215 | MR | CANFIELD | RG | 022 | 241 | 298.84 | 115 WESTGATE | PICKERING | | | YO18 8BB | RAYMOND GORDON | SAL |
| 001410345762 | 121101 | 5 | 0.84 | 0.815 | MR | CANFIELD | RG | | 1340 | 1125.60 | 115 WESTGATE | PICKERING | | | YO18 8BB | RAYMOND GORDON | SAL |
| 008870681165 | 161104 | 5 | 1.076 | 1.051 | MR | CANFIELD | RG | 022 | 680 | 731.68 | 115 WESTGATE | PICKERING | | | YO18 8BB | RAYMOND GORDON | SAL |
| 005175599564 | 141103 | 5 | 0.939 | 0.914 | MR | CANFIELD | RG | 022 | 930 | 873.27 | 115 WESTGATE | PICKERING | | | YO18 8BB | RAYMOND GORDON | SAL |
| 005175625864 | 141103 | 3 | 0.939 | 0.914 | MRS | CLEMENTS | S | 702 | 1280 | 1201.92 | THE STRUAN | VIVERS PLACE | KIRKBYMOORSIDE | YORK | YO62 6LX | SUSAN | SAL |
| 005777263866 | 151105 | 3 | 1.24 | 1.215 | MRS | CLEMENTS | S | 702 | 310 | 384.40 | THE STRUAN | VIVERS PLACE | KIRKBYMOORSIDE | YORK | YO62 6LX | SUSAN | SAL |
| 008870659565 | 161104 | 3 | 1.076 | 1.051 | MRS | CLEMENTS | S | 702 | 430 | 462.68 | THE STRUAN | VIVERS PLACE | KIRKBYMOORSIDE | YORK | YO62 6LX | SUSAN | SAL |
| 008870344865 | 161104 | 3 | 1.076 | 1.051 | MR | CROMPTON | RG | 16 | 4540 | 4885.04 | 95 HAILEY ROAD | WITNEY | | | OX28 1HJ | RICHARD | COM |
| 005175639864 | 141103 | 5 | 0.939 | 0.914 | MR | DOWKES | JN | 913 | 1120 | 1051.68 | HOWE GARTH | OLD ROAD | KIRKBYMOORSIDE | YORK | YO62 6LP | JAMES NIGEL | SAL |
| 005777275166 | 151105 | 5 | 1.24 | 1.215 | MR | DOWKES | JN | 913 | 387 | 479.88 | HOWE GARTH | OLD ROAD | KIRKBYMOORSIDE | YORK | YO62 6LP | JAMES NIGEL | SAL |
| 008870131365 | 161104 | 5 | 1.076 | 1.051 | MR | DOWKES | JN | 913 | 680 | 731.68 | HOWE GARTH | OLD ROAD | KIRKBYMOORSIDE | YORK | YO62 6LP | JAMES NIGEL | SAL |
| 008870663365 | 161104 | 3 | 1.076 | 1.051 | MRS | DOWKES | S | 706 | 450 | 484.20 | HOWE GARTH | OLD ROAD | KIRKBYMOORSIDE | YORK | YO62 6LP | SANDRA | SAL |
| 005175627464 | 141103 | 3 | 0.939 | 0.914 | MRS | DOWKES | S | 706 | 930 | 873.27 | HOWE GARTH | OLD ROAD | KIRKBYMOORSIDE | YORK | YO62 6LP | SANDRA | SAL |
| 005777251466 | 151105 | 3 | 1.24 | 1.215 | MR | FAWBERT | JS | 133 | 387 | 479.88 | 12 TINLEY GARDENS | KIRKBYMOORSIDE | YORK | | YO62 6HZ | JOHN | SAL |
| 008870134865 | 161104 | 5 | 1.076 | 1.051 | MR | FAWBERT | JS | 133 | 900 | 968.40 | 12 TINLEY GARDENS | KIRKBYMOORSIDE | YORK | | YO62 6HZ | JOHN | SAL |
| 005777255766 | 151105 | 3 | 1.24 | 1.215 | MR | HILL | GJ | 173 | 193 | 239.32 | FLAT 8, SEAMER HOUSE | WASH BECK CLOSE | SCARBOROUGH | | YO12 4DR | GARY JASON | SAL |
| 008870653865 | 161104 | 3 | 1.076 | 1.051 | MR | HILL | GJ | 173 | 450 | 484.20 | FLAT 8, SEAMER HOUSE | WASH BECK CLOSE | SCARBOROUGH | | YO12 4DR | GARY JASON | SAL |
| 005175612664 | 141103 | 3 | 0.939 | 0.914 | MR | HILL | GJ | 173 | 930 | 873.27 | FLAT 8, SEAMER HOUSE | WASH BECK CLOSE | SCARBOROUGH | | YO12 4DR | GARY JASON | SAL |
| 004830769863 | 141102 | 5 | 0.769 | 0.744 | MR | KAY | SP | 187 | 2090 | 1607.21 | 35 OXCROFT | KIRKBYMOORSIDE | YORK | | YO62 6ER | SHAUN | SAL |
| 005175617764 | 141103 | 3 | 0.939 | 0.914 | MISS | KELD | NJ | 300 | 900 | 845.10 | 57 WHITFIELD AVENUE | PICKERING | | | YO18 7HX | NICOLA JANE | SAL |
| 005777254966 | 151105 | 3 | 1.24 | 1.215 | MR | KELLY | TN | 172 | 387 | 479.88 | 112 WESTGATE | PICKERING | | | YO18 8BB | TERENCE NICHOLAS | SAL |
| 008870340565 | 161104 | 3 | 1.076 | 1.051 | MR | LUCE | J | 10 | 1410 | 1517.16 | 56 WITNEY ROAD | DUCKLINGTON | WITNEY | | OX29 7TS | JOHN | COM |
| 005774910566 | 151105 | 3 | 1.24 | 1.215 | MRS | MCDOWALL | CA | 015 | 967 | 1199.08 | 33 HARDING CLOSE | FARINGDON | | | SN7 7SJ | CAROL | COM |
| 008870342165 | 161104 | 3 | 1.076 | 1.051 | MS | MCDOWALL | CA | 15 | 1130 | 1215.88 | 33 HARDING CLOSE | FARINGDON | | | SN7 7SJ | CAROL | COM |
| 005175613464 | 141103 | 5 | 0.939 | 0.914 | MR | NEWTON | C | 183 | 730 | 685.47 | 1 PORCH FARM CLOSE | SLINGSBY | YORK | | YO62 4BQ | CIRK | SAL |
| 008870652865 | 161104 | 3 | 1.076 | 1.051 | MR | NEWTON | C | 183 | 680 | 731.68 | 1 PORCH FARM CLOSE | SLINGSBY | YORK | | YO62 4BQ | CIRK | SAL |
| 008871091665 | 161104 | 3 | 1.076 | 1.051 | MR | PERREN | C | 6483 | 1930 | 2076.68 | 125A FERNSIDE ROAD | POOLE | | | BH15 2EN | CHRISTOPHER | FRL |
| 005175377164 | 141103 | 3 | 0.939 | 0.914 | MR | PERREN | C | 6483 | 3340 | 3136.26 | 125A FERNSIDE ROAD | POOLE | | | BH15 2EN | CHRISTOPHER | FRL |
| 005777036866 | 151105 | 3 | 1.24 | 1.215 | MR | PERREN | C | 6483 | 764 | 947.36 | 125A FERNSIDE ROAD | POOLE | | | BH15 2EN | CHRISTOPHER | FRL |
| 005175582064 | 141103 | 3 | 0.939 | 0.914 | MISS | PHILLIPS | PJ | 1691 | 2210 | 2075.19 | 109 PERCY ROAD | SOUTHAMPTON | | | SO16 4LP | PHYLLIS JOYCE | RACAL |
| 001411620662 | 121101 | 5 | 0.84 | 0.815 | MR | RICHARDSON | M | | 1270 | 1066.80 | 1 WILLOW RISE | KIRKBYMOORSIDE | YORK | | YO62 6BZ | MALCOLM | SAL |
| 001226453461 | 061100 | 7 | 0.836 | 0.811 | MR | RICHARDSON | M | | 1650 | 1379.40 | 1 WILLOW RISE | KIRKBYMOORSIDE | YORK | | YO62 6BZ | MALCOLM | SAL |
| 005175620764 | 141103 | 5 | 0.939 | 0.914 | MR | RICHARDSON | M | 586 | 1120 | 1051.68 | 1 WILLOW RISE | KIRKBYMOORSIDE | YORK | | YO62 6BZ | MALCOLM | SAL |
| 008870666865 | 161104 | 5 | 1.076 | 1.051 | MR | RICHARDSON | M | 586 | 560 | 602.56 | 1 WILLOW RISE | KIRKBYMOORSIDE | YORK | | YO62 6BZ | MALCOLM | SAL |
| 005777257366 | 151105 | 5 | 1.24 | 1.215 | MR | RICHARDSON | M | 586 | 483 | 598.92 | 1 WILLOW RISE | KIRKBYMOORSIDE | YORK | | YO62 6BZ | MALCOLM | SAL |
| 004830782563 | 141102 | 7 | 0.769 | 0.744 | MR | RUTTER | MJ | 623 | 510 | 392.19 | 7 STOREY CLOSE | HELMSLEY | YORK | | YO62 5DP | MICHAEL JOHN | SAL |
| 005777256166 | 151105 | 7 | 1.24 | 1.215 | MR | RUTTER | MJ | 623 | 145 | 179.80 | 7 STOREY CLOSE | HELMSLEY | YORK | | YO62 5DP | MICHAEL JOHN | SAL |
| 005777250666 | 151105 | 3 | 1.24 | 1.215 | MR | SMITH | H | 075 | 967 | 1199.08 | 20 LIME CHASE | KIRKBYMOORSIDE | YORK | | YO62 6BX | HAROLD | SAL |
| 008870130565 | 161104 | 3 | 1.076 | 1.051 | MRS | SMITH | SA | 910 | 1900 | 2044.40 | 20 LIME CHASE | KIRKBYMOORSIDE | YORK | | YO62 6BX | SUSAN ANN | SAL |
| 005175637164 | 141103 | 3 | 0.939 | 0.914 | MRS | SMITH | SA | 910 | 3690 | 3464.91 | 20 LIME CHASE | KIRKBYMOORSIDE | YORK | | YO62 6BX | SUSAN ANN | SAL |
| 005777274366 | 151105 | 3 | 1.24 | 1.215 | MRS | SMITH | SA | 910 | 687 | 851.88 | 20 LIME CHASE | KIRKBYMOORSIDE | YORK | | YO62 6BX | SUSAN ANN | SAL |
| 005175611864 | 141103 | 3 | 0.939 | 0.914 | MR | SMITH | TJ | 150 | 3690 | 3464.91 | 2 OXCROFT | KIRKBYMOORSIDE | YORK | | YO62 6ER | TERRENCE | SAL |
| 004830760463 | 141102 | 5 | 0.769 | 0.744 | MR | SNOWDEN | J | 027 | 1360 | 1045.84 | 29 MILLFIELD CLOSE | PICKERING | | | YO18 8DP | JOHN | SAL |
| 001410798762 | 121101 | 5 | 0.84 | 0.815 | MR | SNOWDEN | J | | 1790 | 1503.60 | 29 MILLFIELD CLOSE | PICKERING | | | YO18 8DP | JOHN | SAL |
| 005175603764 | 141103 | 5 | 0.939 | 0.914 | MR | SNOWDEN | J | 027 | 1090 | 1023.51 | 29 MILLFIELD CLOSE | PICKERING | | | YO18 8DP | JOHN | SAL |
| 008870680365 | 161104 | 5 | 1.076 | 1.051 | MR | SNOWDEN | J | 027 | 560 | 602.56 | 29 MILLFIELD CLOSE | PICKERING | | | YO18 8DP | JOHN | SAL |
| 005777243366 | 151105 | 3 | 1.24 | 1.215 | MR | SNOWDEN | J | 027 | 290 | 359.60 | 29 MILLFIELD CLOSE | PICKERING | | | YO18 8DP | JOHN | SAL |
| 001410955262 | 121101 | 5 | 0.84 | 0.815 | MR | SYMES | RP | | 2390 | 2007.60 | 42 GRAFTON AVENUE | WEYMOUTH | | | DT4 9RZ | RICKY PAUL | FRL |
| 004829828163 | 141102 | 5 | 0.769 | 0.744 | MR | SYMES | RP | 4723 | 1810 | 1391.89 | 42 GRAFTON AVENUE | WEYMOUTH | | | DT4 9RZ | RICKY PAUL | FRL |
| 005175285664 | 141103 | 3 | 0.939 | 0.914 | MR | SYMES | RP | 4723 | 2210 | 2075.19 | 42 GRAFTON AVENUE | WEYMOUTH | | | DT4 9RZ | RICKY PAUL | FRL |
| 005776958066 | 151105 | 3 | 1.24 | 1.215 | MR | SYMES | RP | 4723 | 725 | 899.00 | 42 GRAFTON AVENUE | WEYMOUTH | | | DT4 9RZ | RICKY PAUL | FRL |
| 008871082765 | 161104 | 5 | 1.076 | 1.051 | MR | SYMES | RP | 4723 | 1310 | 1409.56 | 42 GRAFTON AVENUE | WEYMOUTH | | | DT4 9RZ | RICKY PAUL | FRL |
| 008871075465 | 161104 | 3 | 1.076 | 1.051 | MR | TOLHURST | PJ | 7244 | 1250 | 1345.00 | THATCH VIEW | BETSY LANE | BRANSGORE | CHRISTCHURCH | BH23 8AQ | PETER | FRL |
| 005777271966 | 151105 | 3 | 1.24 | 1.215 | MRS | WALSH | S | 757 | 266 | 329.84 | 29 KINGFISHER DRIVE | PICKERING | | | YO18 8TA | SANDRA | SAL |
| 008870135665 | 161104 | 3 | 1.076 | 1.051 | MRS | WALSH | S | 757 | 650 | 699.40 | 29 KINGFISHER DRIVE | PICKERING | | | YO18 8TA | SANDRA | SAL |
| 005175598764 | 141103 | 5 | 0.939 | 0.914 | MR | WARDELL | K | 009 | 730 | 685.47 | 12 EASTFIELD ROAD | PICKERING | | | YO18 7HU | KEITH | SAL |
| 005777269766 | 151105 | 3 | 1.24 | 1.215 | MRS | YOUNG | TM | 743 | 774 | 959.76 | MILL CHASE | 21A KIRBYMILLS | KIRKBYMOORSIDE | YORK | YO62 6NP | THERESE MARY | SAL |
| 008879230065 | 161104 | 3 | 1.076 | 1.051 | MRS | YOUNG | TM | 743 | 1400 | 1506.40 | MILL CHASE | 21A KIRBYMILLS | KIRKBYMOORSIDE | YORK | YO62 6NP | THERESE MARY | SAL |
| 005175633964 | 141103 | 3 | 0.939 | 0.914 | MRS | YOUNG | TM | 743 | 3150 | 2957.85 | MILL CHASE | 21A KIRBYMILLS | KIRKBYMOORSIDE | YORK | YO62 6NP | THERESE MARY | SAL |
| Total | | | | | | | | | 79833 | 78409.61 | | | | | | | |

# COBHAM PLC

**Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 9th January 2007**

**Present:** **A E Cook - Chairman**
**W G Tucker**

**In attendance: J M Pope - Secretary**

**1.** It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

**1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]**

| **Date of Grant** | **Name** | **Date of Notice** | **No. of Shares** | **Subscription Price** |
|---|---|---|---|---|
| 27.10.00 | R Losi | 08.01.07 | 43,980 ("U") | £45,592.31 |
| 20.11.01 | " | " | 53,160 ("U") | £57,572.28 |

It was resolved that a total of 97,140 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

| **Name** | **No. of Shares** | **Premium per Share (£)** |
|---|---|---|
| R Losi | 43,980 | £103.6410 |
| | 53,160 | £108.2750 |

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 97,140 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

**2.** There being no further business the meeting closed.

..............................................
**Chairman**

File No. 8234923

# COBHAM PLC

**Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 9th January 2007**

**Present:** **A E Cook - Chairman**
**W G Tucker**

**In attendance: J M Pope - Secretary**

**1.** It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

**1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]**

| Date of Grant | Name | Date of Notice | No. of Shares | Subscription Price |
|---|---|---|---|---|
| 30.10.03 | K Morrison | 08.01.07 | 115,860 ("U") | £137,676.44 |

It was resolved that a total of 115,860 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

| Name | No. of Shares | Premium per Share (£) |
|---|---|---|
| K Morrison | 115,860 | £ 1.16083 |

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 115,860 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

**2.** There being no further business the meeting closed.

....................................................
**Chairman**

File No. 8234923

# COBHAM PLC

## Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 9th January 2007

**Present:** **A E Cook - Chairman**
**W G Tucker**

**In attendance: J M Pope - Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

**1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]**

| Date of Grant | Name | Date of Notice | No. of Shares | Subscription Price |
|---|---|---|---|---|
| 30.10.03 | M H Higgins | 09.01.07 | 16,470 ("U") | £19,530.62 |

It was resolved that a total of 16,470 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

| Name | No. of Shares | Premium per Share (£) |
|---|---|---|
| M H Higgins | 16,470 | £ 1.16083 |

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 16,470 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

............................................
Chairman

File No. 8234923

# COBHAM PLC

## Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 9th January 2007

**Present:** A E Cook - Chairman
W G Tucker

**In attendance:** J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

**1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]**

| Date of Grant | Name | Date of Notice | No. of Shares | Subscription Price |
|---|---|---|---|---|
| 30.10.03 | R Grande | 09.01.07 | 12,240 ("U") | £14,514.56 |

It was resolved that a total of 12,240 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

| Name | No. of Shares | Premium per Share (£) |
|---|---|---|
| R Grande | 12,240 | £ 1.16083 |

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 12,240 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

..........................................
Chairman

File No. 8234923

# COBHAM PLC

**Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 9th January 2007**

**Present:** A E Cook - Chairman
W G Tucker

**In attendance:** J M Pope - Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1, the share-save closure schedule, dated 4th January 2007, had given notice to the company (such notice being accompanied by the appropriate subscription price of £78,409.61) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 79,833 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 4th January 2007 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

..............................
**Chairman**

File No. 8234923



| Closure report: | 4th January 2007 | | | | | | | | | | | | | Schedule 1.1 to | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Originator: | Yorkshire Building Society | | | | | | | | | | | | | General Purposes Committee Minute dated 9th January 2007 | | | |
| AccountNumber | GrantDate | Term | Option Price | Share Premium | Title | Surname | Initials | Employee Number | Exercised Shares | Cost | Address1 | Address2 | Address3 | Address4 | Postcode | Forenames | Location |
| 008870684665 | 161104 | 5 | 1.076 | 1.051 | MR | BARTRAM | H | 029 | 560 | 602.56 | 26 INGSGARTH | PICKERING | | | YO18 8DA | HOWARD | SAL |
| 004830761263 | 141102 | 5 | 0.769 | 0.744 | MR | BARTRAM | HJ | 029 | 1160 | 892.04 | 26 INGSGARTH | PICKERING | | | YO18 8DA | HOWARD JAMES | SAL |
| 005175604564 | 141103 | 5 | 0.939 | 0.914 | MR | BARTRAM | HJ | 029 | 1120 | 1051.68 | 26 INGSGARTH | PICKERING | | | YO18 8DA | HOWARD JAMES | SAL |
| 001410515862 | 121101 | 5 | 0.84 | 0.815 | MR | BARTRAM | HJ | | 1270 | 1066.80 | 26 INGSGARTH | PICKERING | | | YO18 8DA | HOWARD JAMES | SAL |
| 005175632064 | 141103 | 5 | 0.939 | 0.914 | MR | BRISBY | AJ | 720 | 730 | 685.47 | 29 FIRTHLAND ROAD | PICKERING | | | YO18 8BZ | ANDREW JAMES | SAL |
| 008870662565 | 161104 | 3 | 1.076 | 1.051 | MR | BRISBY | AJ | 720 | 680 | 731.68 | 29 FIRTHLAND ROAD | PICKERING | | | YO18 8BZ | ANDREW JAMES | SAL |
| 008879271865 | 161104 | 5 | 1.076 | 1.051 | MR | BROWN | S | | 2270 | 2442.52 | ALDERSON HOUSE | KIRKBY MILLS | KIRKBYMOORSIDE | YORK | YO62 6NP | STUART | SAL |
| 004830757463 | 141102 | 5 | 0.769 | 0.744 | MR | CANFIELD | RG | 022 | 900 | 692.10 | 115 WESTGATE | PICKERING | | | YO18 8BB | RAYMOND GORDON | SAL |
| 005777242566 | 151105 | 5 | 1.24 | 1.215 | MR | CANFIELD | RG | 022 | 241 | 298.84 | 115 WESTGATE | PICKERING | | | YO18 8BB | RAYMOND GORDON | SAL |
| 001410345762 | 121101 | 5 | 0.84 | 0.815 | MR | CANFIELD | RG | | 1340 | 1125.60 | 115 WESTGATE | PICKERING | | | YO18 8BB | RAYMOND GORDON | SAL |
| 008870681165 | 161104 | 5 | 1.076 | 1.051 | MR | CANFIELD | RG | 022 | 680 | 731.68 | 115 WESTGATE | PICKERING | | | YO18 8BB | RAYMOND GORDON | SAL |
| 005175599564 | 141103 | 5 | 0.939 | 0.914 | MR | CANFIELD | RG | 022 | 930 | 873.27 | 115 WESTGATE | PICKERING | | | YO18 8BB | RAYMOND GORDON | SAL |
| 005175625864 | 141103 | 3 | 0.939 | 0.914 | MRS | CLEMENTS | S | 702 | 1280 | 1201.92 | THE STRUAN | VIVERS PLACE | KIRKBYMOORSIDE | YORK | YO62 6LX | SUSAN | SAL |
| 005777263866 | 151105 | 3 | 1.24 | 1.215 | MRS | CLEMENTS | S | 702 | 310 | 384.40 | THE STRUAN | VIVERS PLACE | KIRKBYMOORSIDE | YORK | YO62 6LX | SUSAN | SAL |
| 008870659565 | 161104 | 3 | 1.076 | 1.051 | MRS | CLEMENTS | S | 702 | 430 | 462.68 | THE STRUAN | VIVERS PLACE | KIRKBYMOORSIDE | YORK | YO62 6LX | SUSAN | SAL |
| 008870344865 | 161104 | 3 | 1.076 | 1.051 | MR | CROMPTON | RG | 16 | 4540 | 4885.04 | 95 HAILEY ROAD | WITNEY | | | OX28 1HJ | RICHARD | COM |
| 005175639864 | 141103 | 5 | 0.939 | 0.914 | MR | DOWKES | JN | 913 | 1120 | 1051.68 | HOWE GARTH | OLD ROAD | KIRKBYMOORSIDE | YORK | YO62 6LP | JAMES NIGEL | SAL |
| 005777275166 | 151105 | 5 | 1.24 | 1.215 | MR | DOWKES | JN | 913 | 387 | 479.88 | HOWE GARTH | OLD ROAD | KIRKBYMOORSIDE | YORK | YO62 6LP | JAMES NIGEL | SAL |
| 008870131365 | 161104 | 5 | 1.076 | 1.051 | MR | DOWKES | JN | 913 | 680 | 731.68 | HOWE GARTH | OLD ROAD | KIRKBYMOORSIDE | YORK | YO62 6LP | JAMES NIGEL | SAL |
| 008870663365 | 161104 | 3 | 1.076 | 1.051 | MRS | DOWKES | S | 706 | 450 | 484.20 | HOWE GARTH | OLD ROAD | KIRKBYMOORSIDE | YORK | YO62 6LP | SANDRA | SAL |
| 005175627464 | 141103 | 3 | 0.939 | 0.914 | MRS | DOWKES | S | 706 | 930 | 873.27 | HOWE GARTH | OLD ROAD | KIRKBYMOORSIDE | YORK | YO62 6LP | SANDRA | SAL |
| 005777251466 | 151105 | 3 | 1.24 | 1.215 | MR | FAWBERT | JS | 133 | 387 | 479.88 | 12 TINLEY GARDENS | KIRKBYMOORSIDE | YORK | | YO62 6HZ | JOHN | SAL |
| 008870134865 | 161104 | 5 | 1.076 | 1.051 | MR | FAWBERT | JS | 133 | 900 | 968.40 | 12 TINLEY GARDENS | KIRKBYMOORSIDE | YORK | | YO62 6HZ | JOHN | SAL |
| 005777255766 | 151105 | 3 | 1.24 | 1.215 | MR | HILL | GJ | 173 | 193 | 239.32 | FLAT 8, SEAMER HOUSE | WASH BECK CLOSE | SCARBOROUGH | | YO12 4DR | GARY JASON | SAL |
| 008870653665 | 161104 | 3 | 1.076 | 1.051 | MR | HILL | GJ | 173 | 450 | 484.20 | FLAT 8, SEAMER HOUSE | WASH BECK CLOSE | SCARBOROUGH | | YO12 4DR | GARY JASON | SAL |
| 005175612064 | 141103 | 3 | 0.939 | 0.914 | MR | HILL | GJ | 173 | 930 | 873.27 | FLAT 8, SEAMER HOUSE | WASH BECK CLOSE | SCARBOROUGH | | YO12 4DR | GARY JASON | SAL |
| 004830769863 | 141102 | 5 | 0.769 | 0.744 | MR | KAY | SP | 167 | 2090 | 1607.21 | 35 OXCROFT | KIRKBYMOORSIDE | YORK | | YO62 6ER | SHAUN | SAL |
| 005175617764 | 141103 | 3 | 0.939 | 0.914 | MISS | KELD | NJ | 300 | 900 | 845.10 | 57 WHITFIELD AVENUE | PICKERING | | | YO18 7HX | NICOLA JANE | SAL |
| 005777254966 | 151105 | 3 | 1.24 | 1.215 | MR | KELLY | TN | 172 | 387 | 479.88 | 112 WESTGATE | PICKERING | | | YO18 8BB | TERENCE NICHOLAS | SAL |
| 008870340565 | 161104 | 3 | 1.076 | 1.051 | MR | LUCE | J | 10 | 1410 | 1517.16 | 56 WITNEY ROAD | DUCKLINGTON | WITNEY | | OX29 7TS | JOHN | COM |
| 005774910566 | 151105 | 3 | 1.24 | 1.215 | MRS | MCDOWALL | CA | 015 | 967 | 1199.08 | 33 HARDING CLOSE | FARINGDON | | | SN7 7SJ | CAROL | COM |
| 008870342165 | 161104 | 3 | 1.076 | 1.051 | MS | MCDOWALL | CA | 15 | 1130 | 1215.88 | 33 HARDING CLOSE | FARINGDON | | | SN7 7SJ | CAROL | COM |
| 005175613464 | 141103 | 5 | 0.939 | 0.914 | MR | NEWTON | C | 183 | 730 | 685.47 | 1 PORCH FARM CLOSE | SLINGSBY | YORK | | YO62 4BQ | CIRK | SAL |
| 008870652865 | 161104 | 3 | 1.076 | 1.051 | MR | NEWTON | C | 183 | 680 | 731.68 | 1 PORCH FARM CLOSE | SLINGSBY | YORK | | YO62 4BQ | CIRK | SAL |
| 008871091665 | 161104 | 3 | 1.076 | 1.051 | MR | PERREN | C | 6483 | 1930 | 2076.68 | 125A FERNSIDE ROAD | POOLE | | | BH15 2EN | CHRISTOPHER | FRL |
| 005175377164 | 141103 | 3 | 0.939 | 0.914 | MR | PERREN | C | 6483 | 3340 | 3136.26 | 125A FERNSIDE ROAD | POOLE | | | BH15 2EN | CHRISTOPHER | FRL |
| 005777038866 | 151105 | 3 | 1.24 | 1.215 | MR | PERREN | C | 6483 | 764 | 947.36 | 125A FERNSIDE ROAD | POOLE | | | BH15 2EN | CHRISTOPHER | FRL |
| 005175582064 | 141103 | 3 | 0.939 | 0.914 | MISS | PHILLIPS | PJ | 1691 | 2210 | 2075.19 | 109 PERCY ROAD | SOUTHAMPTON | | | SO16 4LP | PHYLLIS JOYCE | RACAL |
| 001411620662 | 121101 | 5 | 0.84 | 0.815 | MR | RICHARDSON | M | | 1270 | 1066.80 | 1 WILLOW RISE | KIRKBYMOORSIDE | YORK | | YO62 6BZ | MALCOLM | SAL |
| 001226453461 | 061100 | 7 | 0.836 | 0.811 | MR | RICHARDSON | M | | 1650 | 1379.40 | 1 WILLOW RISE | KIRKBYMOORSIDE | YORK | | YO62 6BZ | MALCOLM | SAL |
| 005175620764 | 141103 | 5 | 0.939 | 0.914 | MR | RICHARDSON | M | 586 | 1120 | 1051.68 | 1 WILLOW RISE | KIRKBYMOORSIDE | YORK | | YO62 6BZ | MALCOLM | SAL |
| 008870666865 | 161104 | 5 | 1.076 | 1.051 | MR | RICHARDSON | M | 586 | 560 | 602.56 | 1 WILLOW RISE | KIRKBYMOORSIDE | YORK | | YO62 6BZ | MALCOLM | SAL |
| 005777257366 | 151105 | 5 | 1.24 | 1.215 | MR | RICHARDSON | M | 586 | 483 | 598.92 | 1 WILLOW RISE | KIRKBYMOORSIDE | YORK | | YO62 6BZ | MALCOLM | SAL |
| 004830782563 | 141102 | 7 | 0.769 | 0.744 | MR | RUTTER | MJ | 623 | 510 | 392.19 | 7 STOREY CLOSE | HELMSLEY | YORK | | YO62 5DP | MICHAEL JOHN | SAL |
| 005777258166 | 151105 | 7 | 1.24 | 1.215 | MR | RUTTER | MJ | 623 | 145 | 179.80 | 7 STOREY CLOSE | HELMSLEY | YORK | | YO62 5DP | MICHAEL JOHN | SAL |
| 005777250666 | 151105 | 3 | 1.24 | 1.215 | MR | SMITH | H | 075 | 967 | 1199.08 | 20 LIME CHASE | KIRKBYMOORSIDE | YORK | | YO62 6BX | HAROLD | SAL |
| 008870130565 | 161104 | 3 | 1.076 | 1.051 | MRS | SMITH | SA | 910 | 1900 | 2044.40 | 20 LIME CHASE | KIRKBYMOORSIDE | YORK | | YO62 6BX | SUSAN ANN | SAL |
| 005175637164 | 141103 | 3 | 0.939 | 0.914 | MRS | SMITH | SA | 910 | 3690 | 3464.91 | 20 LIME CHASE | KIRKBYMOORSIDE | YORK | | YO62 6BX | SUSAN ANN | SAL |
| 005777274366 | 151105 | 3 | 1.24 | 1.215 | MRS | SMITH | SA | 910 | 687 | 851.88 | 20 LIME CHASE | KIRKBYMOORSIDE | YORK | | YO62 6BX | SUSAN ANN | SAL |
| 005175611864 | 141103 | 3 | 0.939 | 0.914 | MR | SMITH | TJ | 150 | 3690 | 3464.91 | 2 OXCROFT | KIRKBYMOORSIDE | YORK | | YO62 6ER | TERRENCE | SAL |
| 004830760463 | 141102 | 5 | 0.769 | 0.744 | MR | SNOWDEN | J | 027 | 1360 | 1045.84 | 29 MILLFIELD CLOSE | PICKERING | | | YO18 8DP | JOHN | SAL |
| 001410796762 | 121101 | 5 | 0.84 | 0.815 | MR | SNOWDEN | J | | 1790 | 1503.60 | 29 MILLFIELD CLOSE | PICKERING | | | YO18 8DP | JOHN | SAL |
| 005175603764 | 141103 | 5 | 0.939 | 0.914 | MR | SNOWDEN | J | 027 | 1090 | 1023.51 | 29 MILLFIELD CLOSE | PICKERING | | | YO18 8DP | JOHN | SAL |
| 008870680365 | 161104 | 5 | 1.076 | 1.051 | MR | SNOWDEN | J | 027 | 560 | 602.56 | 29 MILLFIELD CLOSE | PICKERING | | | YO18 8DP | JOHN | SAL |
| 005777243366 | 151105 | 3 | 1.24 | 1.215 | MR | SNOWDEN | J | 027 | 290 | 359.60 | 29 MILLFIELD CLOSE | PICKERING | | | YO18 8DP | JOHN | SAL |
| 001410955262 | 121101 | 5 | 0.84 | 0.815 | MR | SYMES | RP | | 2390 | 2007.60 | 42 GRAFTON AVENUE | WEYMOUTH | | | DT4 9RZ | RICKY PAUL | FRL |
| 004829828163 | 141102 | 5 | 0.769 | 0.744 | MR | SYMES | RP | 4723 | 1810 | 1391.89 | 42 GRAFTON AVENUE | WEYMOUTH | | | DT4 9RZ | RICKY PAUL | FRL |
| 005175265664 | 141103 | 3 | 0.939 | 0.914 | MR | SYMES | RP | 4723 | 2210 | 2075.19 | 42 GRAFTON AVENUE | WEYMOUTH | | | DT4 9RZ | RICKY PAUL | FRL |
| 005776958066 | 151105 | 3 | 1.24 | 1.215 | MR | SYMES | RP | 4723 | 725 | 899.00 | 42 GRAFTON AVENUE | WEYMOUTH | | | DT4 9RZ | RICKY PAUL | FRL |
| 008871062765 | 161104 | 5 | 1.076 | 1.051 | MR | SYMES | RP | 4723 | 1310 | 1409.56 | 42 GRAFTON AVENUE | WEYMOUTH | | | DT4 9RZ | RICKY PAUL | FRL |
| 008871075465 | 161104 | 3 | 1.076 | 1.051 | MR | TOLHURST | PJ | 7244 | 1250 | 1345.00 | THATCH VIEW | BETSY LANE | BRANSGORE | CHRISTCHURCH | BH23 8AQ | PETER | FRL |
| 005777271966 | 151105 | 3 | 1.24 | 1.215 | MRS | WALSH | S | 757 | 266 | 329.84 | 29 KINGFISHER DRIVE | PICKERING | | | YO18 8TA | SANDRA | SAL |
| 008870135665 | 161104 | 3 | 1.076 | 1.051 | MRS | WALSH | S | 757 | 650 | 699.40 | 29 KINGFISHER DRIVE | PICKERING | | | YO18 8TA | SANDRA | SAL |
| 005175598764 | 141103 | 5 | 0.939 | 0.914 | MR | WARDELL | K | 009 | 730 | 685.47 | 12 EASTFIELD ROAD | PICKERING | | | YO18 7HU | KEITH | SAL |
| 005777269766 | 151105 | 3 | 1.24 | 1.215 | MRS | YOUNG | TM | 743 | 774 | 959.76 | MILL CHASE | 21A KIRBYMILLS | KIRKBYMOORSIDE | YORK | YO62 6NP | THERESE MARY | SAL |
| 008879230065 | 161104 | 3 | 1.076 | 1.051 | MRS | YOUNG | TM | 743 | 1400 | 1506.40 | MILL CHASE | 21A KIRBYMILLS | KIRKBYMOORSIDE | YORK | YO62 6NP | THERESE MARY | SAL |
| 005175633964 | 141103 | 3 | 0.939 | 0.914 | MRS | YOUNG | TM | 743 | 3150 | 2957.85 | MILL CHASE | 21A KIRBYMILLS | KIRKBYMOORSIDE | YORK | YO62 6NP | THERESE MARY | SAL |
| Total | | | | | | | | | 79833 | 78409.81 | | | | | | | |

## Regulatory Announcement

Go to market news section



| | |
|---|---|
| **Company** | Cobham PLC |
| **TIDM** | COB |
| **Headline** | Total Voting Rights |
| **Released** | 15:50 10-Jan-07 |
| **Number** | 3188P |

RNS Number:3188P
Cobham PLC
10 January 2007

Announcement
Cobham plc - total voting rights

In accordance with the Transparency Directive's transitional provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,131,192,905 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,131,192,905.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Cobham PLC |
| **TIDM** | COB |
| **Headline** | Additional Listing |
| **Released** | 11:50 10-Jan-07 |
| **Number** | 2891P |

RNS Number:2891P
Cobham PLC
10 January 2007

Cobham plc announces that an application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 800,000 ordinary shares of 2.5p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Cobham Savings related Share Option Scheme.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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File No. 8234923



## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Cobham PLC |
| **TIDM** | COB |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 15:53 10-Jan-07 |
| **Number** | 3193P |

RNS Number:3193P
Cobham PLC
10 January 2007

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

A J Hannam

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

A J Hannam

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
---

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares for SIPP investment

7) Number of shares/amount of stock acquired

15,000

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary 2.5p shares

12) Price per share

£1.98

13) Date of transaction

8th January 2007

14) Date company informed

10th January 2007

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification....10th January 2007 .......J M POPE

This information is provided by RNS
The company news service from the London Stock Exchange

END

File No. 8234923

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Cobham PLC |
| **TIDM** | COB |
| **Headline** | Re Contract |
| **Released** | 07:00 09-Jan-07 |
| **Number** | 1845P |



RNS Number:1845P
Cobham PLC
09 January 2007

9 January 2007

COBHAM SECURES LARGEST US MILITARY ANTENNA AWARD TO DATE

Cobham plc ('Cobham') is delighted to announce that its Cobham Defence Electronic Systems Division has been given an award for the supply of its COM-231 vehicle mounted microwave antennas over a five year period to the US Army, Navy, Air Force, and Marine Corps. Whilst the award is on an Indefinite Delivery Indefinite Quantity (IDIQ) basis with an initial one year contract and four one year options, the award could be worth up to US$248m.

The COM-231 antenna, developed under a Cobham R&D programme, is used in line of sight communication systems and will work with radios that operate within a 30-88 MHz frequency band. It provides essential VHF communications for a range of military vehicles in harsh environmental and mechanical conditions.

Allan Cook, Cobham's Chief Executive, commented:
''This is Cobham's largest ever award for antenna systems and highlights the importance of our communications equipment to military land forces around the world and reinforces our relationship with the US military."

ENQUIRIES

Cobham plc
Allan Cook, Chief Executive +44 (0)1202 882020
Warren Tucker, Group Financial Director +44 (0)1202 882020
Julian Wais, Director of Investor Relations +44 (0)1202 857998

Weber Shandwick Square Mile
Susan Ellis/Kirsty Raper +44 (0)20 7067 0700

NOTES
Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

Cobham Defence Electronic Systems (CDES) designs and manufactures microwave components, integrated assemblies and sub-systems for the US Department of Defense and other military and government customers around the world. It is a leading developer of all classes of air, ground and shipboard antenna sub-systems, positioners, radomes, high-power microwave components and integrated assemblies, and is the market leader for many niche microwave products. CDES is also the world leader in advanced tactical military vehicle intercom systems and soldier and ground vehicle situation awareness products.

This information is provided by RNS
The company news service from the London Stock Exchange

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Cobham PLC |
| **TIDM** | COB |
| **Headline** | Directorate Change |
| **Released** | 15:07 05-Jan-07 |
| **Number** | 0749P |

RNS Number:0749P
Cobham PLC
05 January 2007

5 January 2007

COBHAM APPOINTS MARK RONALD NON-EXECUTIVE DIRECTOR

Cobham plc (Cobham) is delighted to announce the appointment of Mr Mark H Ronald as a non-executive director with effect from 8 January 2007. Mark Ronald was the Chief Operating Officer and a member of the Board of Directors for BAE Systems plc, and President and Chief Executive Officer of BAE Systems Inc., until 31 December 2006 when he retired.

Gordon Page, CBE, Chairman commented:
"Mark brings 35 years experience of the US aerospace and defence industry to Cobham. He has been instrumental in developing and executing the BAE Systems strategy on both sides of the Atlantic and will add significant value to the Group as Cobham implements its strategy of focussing on high technology organic and acquisitive growth. I am certain that we will benefit from his counsel and experience."

ENQUIRIES
Cobham plc — Telephone: +44 (0) 1202 882 020
Gordon Page, Chairman
Allan Cook, Chief Executive
Julian Wais, Director of Investor Relations

Weber Shandwick Square Mile — +44 (0) 207 067 0700
Susan Ellis, Kirsty Raper

Mark Ronald
Mr. Ronald serves on the Executive Committee and Board of Governors of the Aerospace Industries Association (AIA) as well as the Board of Governors of the Electronic Industries Alliance (EIA) in the US. He holds the Honorary Commander of the Most Excellent Order of the British Empire (CBE), awarded in recognition of the valuable services he has rendered to furthering closer transatlantic cooperation in the US-UK defence industries. In 2005, he was honoured by the Marine Corps Scholarship Foundation with the Semper Fidelis Award for his efforts in support of the men and women of the U.S. Armed Forces and their families.

Prior to joining BAE Systems, Mr. Ronald was President, Chief Operating Officer and member of the Board of Directors of AEL Industries in Lansdale, Pa., responsible for overseeing the company's design and manufacture of complex electronic systems and subsystems for military, aerospace and telecommunications applications. He previously spent ten years with Litton Industries, Amecon Division, College Park, Md, rising to the position of Vice President, Program Management.

Mr. Ronald is a graduate of Bucknell University, where he received a Bachelor of Arts and a Bachelor of Science in Electrical Engineering. He received his Master of Science in Electrical Engineering from Polytechnic Institute of New York. He has received the Distinguished Engineering Alumni Award from both institutions.

Mr. Ronald is an active member of the community participating in numerous educational, civic and charitable organizations.

Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

This information is provided by RNS
The company news service from the London Stock Exchange

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